Filed pursuant to Rule 433

Relating to Preliminary Prospectus Supplements dated June 9, 2014 to

Prospectus dated June 9, 2014

Registration No. 333-196612

Press Release

Contact:

Investor Relations

Alan Roden

Verint Systems Inc.

(631) 962-9304

alan.roden@verint.com

Verint Announces Proposed Concurrent Underwritten Public Offerings of Common Stock and Convertible Senior Notes

MELVILLE, N.Y., June 9, 2014 – Verint® Systems Inc. (NASDAQ: VRNT) today announced its intention, subject to market and other conditions, to commence concurrent underwritten public offerings of 5,000,000 shares of its common stock (or up to 5,750,000 shares if the underwriters in that offering exercise their option to purchase additional shares in full) and $300 million aggregate principal amount of convertible senior notes due 2021 (or up to $345 million in aggregate principal amount if the underwriters in that offering exercise their option to purchase additional notes in full). For the common stock offering, Goldman, Sachs & Co. and Deutsche Bank Securities are acting as lead joint book-running managers, Credit Suisse, J.P. Morgan, RBC Capital Markets, Barclays, and Jefferies are acting as joint book-running managers, and FBR and Oppenheimer & Co. are acting as co-managers. For the convertible notes offering, Deutsche Bank Securities and Goldman, Sachs & Co. are acting as lead joint book-running managers, Credit Suisse, RBC Capital Markets, Barclays, and HSBC are acting as joint book-running managers, and Centerview Capital is acting as advisor.

The notes will be convertible into cash or shares of Verint’s common stock, or a combination thereof, subject to satisfaction of certain conditions and during certain periods. The interest rate, conversion rate and certain other pricing terms of the notes will be determined at the time of pricing of the offering by Verint and the underwriters for that offering. The notes will not be guaranteed by any of Verint’s subsidiaries.

Verint intends to use a portion of the net proceeds from the notes offering to pay the costs of related convertible note hedge transactions (after such cost is partially offset by the proceeds to Verint from the sale of related warrant transactions). Verint intends to use the remainder of the net proceeds from the notes offering, together with the net proceeds from the common stock offering, to repay a portion of the outstanding indebtedness under its existing credit facility.

In connection with establishing their initial hedge of the proposed convertible note hedge and warrant transactions, the counterparties to these transactions or their affiliates expect to enter into various derivative transactions with respect to Verint’s common stock concurrently with or shortly after the pricing of the notes. This activity could increase (or reduce the size of any decrease in) the market price of Verint’s common stock or the notes.

In addition, the counterparties to the proposed convertible note hedge and warrant transactions or their affiliates may modify their hedge positions by entering into or unwinding various derivatives with respect to Verint’s common stock and/or purchasing or selling Verint’s common stock or other Verint securities in secondary market transactions following the pricing of the notes and prior to the maturity of the notes (and are likely to do so during any conversion period related to a conversion of notes). This activity could also cause or avoid an increase or a decrease in the market price of Verint’s common stock or the notes, which could affect the ability of noteholders to convert their notes and, to the extent the activity occurs during any conversion period related to a conversion of notes, it could affect the amount and value of the consideration that noteholders will receive upon conversion of the notes.

There can be no assurance that either of the offerings will be completed. The closing of the common stock offering is not conditioned on the closing of the notes offering, and the closing of the notes offering is not conditioned on the closing of the common stock offering.

The concurrent offerings are being made pursuant to an effective shelf registration statement that Verint has filed with the Securities and Exchange Commission (“SEC”). Before investing, investors should read the prospectus in that registration statement and other documents Verint has filed with the SEC for more complete information about the company and these offerings. The common stock offering and the notes offering are being conducted as separate public offerings by means of separate prospectus supplements. For the common stock offering, copies of the prospectus supplement and accompanying prospectus describing that offering, when available, may be obtained by visiting EDGAR on the SEC’s website at www.sec.gov or by contacting Goldman, Sachs & Co., Prospectus Department, 200 West Street, New York, NY 10282, by calling 866-471-2526, or by emailing prospectus-ny@ny.email.gs.com. For the notes offering, copies of the prospectus supplement and accompanying prospectus describing that offering, when available, may be obtained by visiting EDGAR on the SEC’s website at www.sec.gov or by contacting Deutsche Bank Securities Inc., Attn: Prospectus Group, 60 Wall Street, New York, New York 10005-2836, by calling toll-free (800) 503-4611, or by emailing prospectus.CPDG@db.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed offerings are being made only by means of their respective prospectus supplements and accompanying prospectus.

About Verint

Verint® (NASDAQ: VRNT) is a global leader in Actionable Intelligence® solutions. Actionable Intelligence is a necessity in a dynamic world of massive information growth because it empowers organizations with crucial insights and enables decision makers to anticipate, respond, and take action. Our Actionable Intelligence solutions help organizations address three important challenges: Customer Engagement Optimization; Security Intelligence; and Fraud, Risk, and Compliance. Today, more than 10,000 organizations in over 180 countries, including over 80 percent of the Fortune 100, use Verint solutions to improve enterprise performance and make the world a safer place.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the securities laws. The statements in this press release regarding Verint’s current expectations and beliefs as to the pricing and closing of the offerings of common stock and notes and uses of proceeds thereof, as well as other statements that are not historical facts, are forward-looking statements. Forward-looking statements are estimates and projections reflecting management’s judgment based on currently available information and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. All information set forth in this release is as of the date set forth above. Verint does not intend, and undertakes no duty, to update this information to reflect future events or circumstances, except as required by law. Information about certain potential factors that could cause actual results to differ materially from those expressed or implied in any forward-looking statements are included from time to time in Verint’s filings with the SEC, including those discussed in Verint’s Annual Report on Form 10-K for the year ended January 31, 2014 and Verint’s Quarterly Report on Form 10-Q for the three months ended April 30, 2014.

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